UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                          SOUTHERN SAUCE COMPANY, INC.
                                (Name of Issuer)

                         COMMON STOCK, PAR VALUE $0.001
                         (Title of Class of Securities)

                                   84379P 10 1
                                 (CUSIP Number)

                          VISION CAPITAL ADVISORS, LLC
         (formerly known as Vision Opportunity Capital Management, LLC)
                         20 West 55th Street, 5th Floor
                            New York, New York 10019
                               Tel: (212) 849-8242
                               -------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 14, 2008
                                -----------------
         (Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

CUSIP: 84379P 10 1
1.    NAMES OF REPORTING PERSONS
      IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Vision Capital Advisors, LLC

--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)   [ ]
      (b)   [X]

--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS
      AF

--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(e) or 2(f) [ ]

--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

--------------------------------------------------------------------------------
   NUMBER OF        7.    SOLE VOTING POWER 0
    SHARES
 BENEFICIALLY
   OWNED BY
     EACH
   REPORTING
  PERSON WITH
--------------------------------------------------------------------------------
                    8.    SHARED VOTING POWER 1,355,000
               -----------------------------------------------------------------
                    9.    SOLE DISPOSITIVE POWER 0
               -----------------------------------------------------------------
                    10.   SHARED DISPOSITIVE POWER 1,355,000
               -----------------------------------------------------------------

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,355,000
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      46.2%

--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
      IA
--------------------------------------------------------------------------------

CUSIP: 84379P 10 1

1.    NAMES OF REPORTING PERSONS
      IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Vision Opportunity China Fund Limited

--------------------------------------------------------------------------------

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)   [ ]
      (b)   [x]

--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS
      AF

--------------------------------------------------------------------------------

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) [ ]

--------------------------------------------------------------------------------

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      Guernsey

--------------------------------------------------------------------------------
        NUMBER OF       7.    SOLE VOTING POWER 0
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
        REPORTING
       PERSON WITH
--------------------------------------------------------------------------------
                        8.    SHARED VOTING POWER 1,355,000
                        --------------------------------------------------------
                        9.    SOLE DISPOSITIVE POWER 0
                        --------------------------------------------------------
                        10.   SHARED DISPOSITIVE POWER 1,355,000
                        --------------------------------------------------------

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,355,000
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      46.2%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
      CO

--------------------------------------------------------------------------------

CUSIP: 84379P 10 1

1.    NAMES OF REPORTING PERSONS
      IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Vision Opportunity China LP

--------------------------------------------------------------------------------

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)   [ ]
      (b)   [x]

--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS
      WC

--------------------------------------------------------------------------------

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) [ ]

--------------------------------------------------------------------------------

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      Guernsey

--------------------------------------------------------------------------------
        NUMBER OF       7.    SOLE VOTING POWER 0
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
        REPORTING
       PERSON WITH
--------------------------------------------------------------------------------
                        8.    SHARED VOTING POWER 1,355,000
                        --------------------------------------------------------
                        9.    SOLE DISPOSITIVE POWER 0
                        --------------------------------------------------------
                        10.   SHARED DISPOSITIVE POWER 1,355,000
                        --------------------------------------------------------


11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,355,000
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      46.2%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
      PN

--------------------------------------------------------------------------------

CUSIP: 84379P 10 1
1.    NAMES OF REPORTING PERSONS
      IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Vision Opportunity China GP Limited

--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)     [ ]
      (b)     [X]

--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS
      AF

--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(e) or 2(f) [ ]

--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      Guernsey

--------------------------------------------------------------------------------
   NUMBER OF        7.    SOLE VOTING POWER 0
    SHARES
 BENEFICIALLY
   OWNED BY
     EACH
   REPORTING
  PERSON WITH
--------------------------------------------------------------------------------
                    8.    SHARED VOTING POWER 1,355,000
              ------------------------------------------------------------------
                    9.    SOLE DISPOSITIVE POWER 0
              ------------------------------------------------------------------
                   10.    SHARED DISPOSITIVE POWER 1,355,000
              ------------------------------------------------------------------

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,355,000
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      46.2%

--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
      CO

--------------------------------------------------------------------------------

CUSIP: 84379P 10 1
1.    NAMES OF REPORTING PERSONS
      IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Adam Benowitz

--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)     [ ]
      (b)     [X]

--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS
      AF

--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      United States

--------------------------------------------------------------------------------
   NUMBER OF        7.    SOLE VOTING POWER 0
    SHARES
 BENEFICIALLY
   OWNED BY
     EACH
   REPORTING
  PERSON WITH
--------------------------------------------------------------------------------
                    8.    SHARED VOTING POWER 1,355,000
              ------------------------------------------------------------------
                    9.    SOLE DISPOSITIVE POWER 0
              ------------------------------------------------------------------
                   10.    SHARED DISPOSITIVE POWER 1,355,000
              ------------------------------------------------------------------

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,355,000
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      46.2%

--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
      IN

--------------------------------------------------------------------------------

Item 1. Security and Issuer

         The class of equity securities to which this Statement relates is the common stock, par value $0.001 per share (the "Common Stock"), of Southern Sauce Company Inc. (the "Issuer"), whose principal executive offices are located at 11951 SE 57 Street, Morriston, Florida 32668.

Item 2. Identity and Background.

         (a) This Statement is being filed by (i) Vision Opportunity China LP, a limited partnership organized under the laws of Guernsey (the "China Fund"), (ii) Vision Opportunity China GP Limited, a corporate entity organized under the laws of Guernsey (the "China Fund GP"), which serves as the general partner of the China Fund, (iii) Vision Opportunity China Fund Limited, a corporate entity organized under the laws of Guernsey (the "China Fund Ltd."), which controls the China Fund GP, (iv) Vision Capital Advisors, LLC, a Delaware limited liability company (formerly known as Vision Opportunity Capital Management, LLC) (the "Investment Manager"), which serves as the investment manager of the China Fund Ltd. and (v) Adam Benowitz, the Managing Member of the Investment Manager (all of the foregoing, collectively, the "Reporting Persons"). The China Fund is an investment vehicle formed for the purpose of investing and trading in a wide variety of securities and financial instruments. The China Fund directly owns all of the shares reported in this Statement. Mr. Benowitz, the Investment Manager, the China Fund GP and the China Fund Ltd. may be deemed to share with the China Fund voting and dispositive power with respect to such shares. Each Reporting Person disclaims beneficial ownership with respect to any shares other than those owned directly by such Reporting Person.

         The principal business of each of the China Fund and the China Fund Ltd. is that of a private investment vehicle engaged in investing and trading in a wide variety of securities and financial instruments for its own account. The principal business of the China Fund GP is acting as the general partner of the China Fund. The principal business of the Investment Manager is providing investment management services to the China Fund Ltd. and other investment vehicles. Mr. Benowitz's principal occupation is serving as the Managing Member of the Investment Manager.

         Attached as Schedule I hereto and incorporated herein by reference is a list containing the (a) name, business address and citizenship, (b) present principal occupation or employment, and (c) the name, principal business and address of any corporation or other organization in which such employment is conducted, for each director and executive officer of the China Fund Ltd. (the "Directors and Officers").

         (b) The principal business office of each of the Investment Manager and Mr. Benowitz is:

         20 West 55th Street, 5th Floor
         New York, New York 10019
         USA

         The principal business office of each of the China Fund, the China Fund GP and the China Fund Ltd. is:

         Suites 13 and 15
         Sarnia House
         Le Truchot
         St Peter Port
         Guernsey GY1 4NA

         (c)      N/A

         (d)-(e) During the last five years, none of the Reporting Persons or, the knowledge of the Reporting Persons, the Directors and Officers, has been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f)      See Item 2(a) above.  Adam Benowitz is a US Citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

         The source of funds for the securities covered by this Statement is working capital of the China Fund, and the amount of funds is $317,500.

Item 4.  Purpose of Transaction.

         On February 14, 2008, pursuant to a Stock Purchase and Sale Agreement (the "Agreement"), by and among the China Fund, Lomond International Inc., as agent for the other purchasers listed on Schedule A attached thereto (together with the China Fund, the "Purchasers"), and the sellers, as listed on Schedule B attached thereto (the "Sellers"), the Purchasers purchased an aggregate of 2,575,000 shares (the "Shares") of Common Stock of the Issuer from the Sellers in consideration for a purchase price in the aggregate amount of $635,000. The Shares acquired by the Purchasers represent approximately 87.9% of the issued and outstanding capital stock of the Issuer.

         The Reporting Persons acquired all of the shares of Common Stock reported herein with a view towards the Issuer effecting a reverse merger transaction with a private operating company. The Reporting Persons currently have no specific plans or proposals to that end. Except as set forth herein, none of the Reporting Persons or, to the knowledge of the Reporting Persons, the Directors and Officers, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of
Item 4 of Schedule 13D.

         The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Item 5.  Interest in Securities of the Issuer.

(a) The Reporting Persons are the beneficial owners of 1,355,000 shares of Common Stock, representing 46.2% of the outstanding shares of Common Stock (based on 2,930,500 shares of Common Stock issued and outstanding as obtained by the Reporting Persons directly from the Issuer). The Reporting Persons do not own any other securities of the Issuer.

(b) The Reporting Persons have shared power (with each other and not with any third party) to vote and dispose of the 1,355,000 shares reported herein.

(c) Except as described in Item 4, the Reporting Persons and, to the knowledge of the Reporting Persons, the Directors and Officers, did not effect any transactions in the Issuer's securities within the past 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Persons' securities.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as disclosed in Item 4 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the Issuer, including, but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

Exhibit No.       Document

1                 Joint Filing Agreement

2                 Stock Purchase Agreement*

* Incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on February 20, 2008.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    February 25, 2008

                                       ADAM BENOWITZ
                                       VISION CAPITAL ADVISORS, LLC

                                       By: /s/ ADAM BENOWITZ
                                           -------------------------------------
                                           Adam Benowitz, for himself and as
                                           Managing Member of the Investment
                                           Manager


                                       VISION OPPORTUNITY CHINA LP
                                       VISION OPPORTUNITY CHINA GP LIMITED
                                       VISION OPPORTUNITY CHINA FUND LIMITED

                                       By: /s/ DAVID BENWAY
                                           -------------------------------------
                                           David Benway, as a Director of the
                                           China Fund GP and the China Fund Ltd.

                                   SCHEDULE I

The following information sets forth the (a) name, business address and citizenship, (b) present principal occupation or employment and (c) the name, principal business and address of any corporation or other organization in which such employment is conducted, for each of the directors and executive officers of the China Fund Ltd.

DIRECTORS

Christopher Norman Fish (British Citizen)
Professional Director
LeVillocq Farmhouse
Le Villocq, Castel, Guernsey, GY5 7SA

Dr. Randolph Baer Cohen (US Citizen)
Vision Capital Advisors, LLC
20 West 55th Street, Fifth Floor
New York, New York 10019

David William Benway (US Citizen)
Director of Business Development
Vision Capital Advisors, LLC
20 West 55th Street, Fifth Floor
New York, New York 10019

Ruiping Wang (Hong Kong Citizen)
Managing Director
TDR Capital International Ltd.
Room 1201, Tower Two
Lippo Centre, 89 Queensway, Hong Kong

Dr. Christopher Keith Polk (US Citizen)
Professor of Finance
London School of Economics and Political Science
Houghton Street, London, WC2A2AE, UK

EXECUTIVE OFFICERS

None.

                                  EXHIBIT INDEX

Exhibit No.       Document

1                 Joint Filing Agreement

2                 Stock Purchase Agreement*

* Incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on February 20, 2008.

                                    Exhibit 1

                             JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.001 per share, of Southern Sauce Company Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned hereby execute this Agreement.


Dated:  February 25, 2008


                                       ADAM BENOWITZ
                                       VISION CAPITAL ADVISORS, LLC

                                       By: /s/ ADAM BENOWITZ
                                           -------------------------------------
                                           Adam Benowitz, for himself and as
                                           Managing Member of the Investment
                                           Manager


                                       VISION OPPORTUNITY CHINA LP
                                       VISION OPPORTUNITY CHINA GP LIMITED
                                       VISION OPPORTUNITY CHINA FUND LIMITED

                                       By: /s/ DAVID BENWAY
                                           -------------------------------------
                                           David Benway, as a Director of the
                                           China Fund GP and the China Fund Ltd.